UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DAY ONE BIOPHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

23954D 109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23954D 109	Page 2 of 14 Pages

1.	Name of Reporting Persons Atlas Venture Fund XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,008,534(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,008,534(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,008,534(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 4 below, Atlas Venture Fund XI, L.P., a Delaware limited partnership (“Atlas XI”) beneficially owns 6,008,534 shares of the Issuer’s Common Stock that are directly held by Atlas XI. Atlas Venture Associates XI, L.P., a Delaware limited partnership (“AVA XI LP”) is the general partner of Atlas XI and Atlas Venture Associates XI, LLC, a Delaware limited liability company (“AVA XI LLC” and together with Atlas XI and AVA XI LP, the “Fund XI Reporting Persons”) is the general partner of AVA XI LP. Each of AVA XI LP and AVA XI LLC has voting and dispositive power over the shares held by Atlas XI. As such, each of the Fund XI Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XI.

(2) This percentage is calculated based upon 87,042,933 outstanding shares of Common Stock of the Issuer as of November 1, 2023, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP No. 23954D 109	Page 3 of 14 Pages

1.	Name of Reporting Persons Atlas Venture Associates XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,047,818(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,047,818(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,047,818(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 4 below, AVA XI LP and AVA XI LLC beneficially own 6,047,818 shares of the Issuer’s Common Stock (6,008,534 shares of Common Stock that are directly held by Atlas XI and 39,284 shares of Common Stock that are directly held by AVA XI LP). AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of AVA XI LP and AVA XI LLC has voting and dispositive power over the shares held by Atlas XI and AVA XI LLC has voting and dispositive power over the shares held by AVA XI LP. As such, each of the Fund XI Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XI.

(2) This percentage is calculated based upon 87,042,933 outstanding shares of Common Stock of the Issuer as of November 1, 2023, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP No. 23954D 109	Page 4 of 14 Pages

1.	Name of Reporting Persons Atlas Venture Associates XI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,047,818(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,047,818(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,047,818(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) As described in Item 4 below, AVA XI LP and AVA XI LLC beneficially own 6,047,818 shares of the Issuer’s Common Stock (6,008,534 shares of Common Stock that are directly held by Atlas XI and 39,284 shares of Common Stock that are directly held by AVA XI LP). AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of AVA XI LP and AVA XI LLC has voting and dispositive power over the shares held by Atlas XI and AVA XI LLC has voting and dispositive power over the shares held by AVA XI LP. As such, each of the Fund XI Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XI.

(2) This percentage is calculated based upon 87,042,933 outstanding shares of Common Stock of the Issuer as of November 1, 2023, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP No. 23954D 109	Page 5 of 14 Pages

1.	Name of Reporting Persons Atlas Venture Opportunity Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 793,116(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 793,116(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 793,116(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 4 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVO I”) beneficially owns 793,116 shares of the Issuer’s Common Stock that are directly held by AVO I. Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) is the general partner of AVO I and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVO I and AVAO LP, the “Opportunity Fund Reporting Persons”) is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVO I. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVO I.

(2) This percentage is calculated based upon 87,042,933 outstanding shares of Common Stock of the Issuer as of November 1, 2023, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP No. 23954D 109	Page 6 of 14 Pages

1.	Name of Reporting Persons Atlas Venture Associates Opportunity I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 793,909(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 793,909(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 793,909(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 4 below, AVAO LP and AVAO LLC beneficially own 793,909 shares of the Issuer’s Common Stock (793,116 shares of Common Stock that are directly held by AVO and 793 shares of Common Stock that are directly held by AVAO LP). AVAO LP is the general partner of AVO I and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVO I and AVAO LLC has voting and dispositive power over the shares held by AVAO LP. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVO I.

(2) This percentage is calculated based upon 87,042,933 outstanding shares of Common Stock of the Issuer as of November 1, 2023, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP No. 23954D 109	Page 7 of 14 Pages

1.	Name of Reporting Persons Atlas Venture Associates Opportunity I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 793,909(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 793,909(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 793,909(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) As described in Item 4 below, AVAO LP and AVAO LLC beneficially own 793,909 shares of the Issuer’s Common Stock (793,116 shares of Common Stock that are directly held by AVO I and 793 shares of Common Stock that are directly held by AVAO LP). AVAO LP is the general partner of AVO I and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVO I and AVAO LLC has voting and dispositive power over the shares held by AVAO LP. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVO I.

(2) This percentage is calculated based upon 87,042,933 outstanding shares of Common Stock of the Issuer as of November 1, 2023, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP No. 23954D 109	Page 8 of 14 Pages

1.	Name of Reporting Persons Atlas Venture Opportunity Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 766,667(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 766,667(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 766,667(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 4 below, Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVO II”), Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVO II and AVAO II LP, the “Opportunity Fund II Reporting Persons”) beneficially own 766,667 shares of the Issuer’s Common Stock. All of these shares are directly held by AVO II. AVAO II LP is the general partner of AVO II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVO II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVO II.

(2) This percentage is calculated based upon 87,042,933 outstanding shares of Common Stock of the Issuer as of November 1, 2023, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP No. 23954D 109	Page 9 of 14 Pages

1.	Name of Reporting Persons Atlas Venture Associates Opportunity II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 766,667(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 766,667(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 766,667(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 4 below, AVO II, AVAO II LP and AVAO II LLC beneficially own 766,667 shares of the Issuer’s Common Stock. All of these shares are directly held by AVO II. AVAO II LP is the general partner of AVO II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVO II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVO II.

(2) This percentage is calculated based upon 87,042,933 outstanding shares of Common Stock of the Issuer as of November 1, 2023, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP No. 23954D 109	Page 10 of 14 Pages

1.	Name of Reporting Persons Atlas Venture Associates Opportunity II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 766,667(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 766,667(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 766,667(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) As described in Item 4 below, AVO II, AVAO II LP and AVAO II LLC beneficially own 766,667 shares of the Issuer’s Common Stock. All of these shares are directly held by AVO II. AVAO II LP is the general partner of AVO II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVO II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVO II.

(2) This percentage is calculated based upon 87,042,933 outstanding shares of Common Stock of the Issuer as of November 1, 2023, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 6, 2023.

CUSIP No. 23954D 109	Page 11 of 14 Pages

Item 1(a)	Name of Issuer

Day One Biopharmaceuticals, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices

2000 Sierra Point Parkway Suite 501
Brisbane, CA, 94005

Item 2(a)	Name of Person Filing

This Schedule 13G is filed by (i) Atlas Venture Fund XI, L.P., a Delaware limited partnership (“Atlas XI”), (ii) Atlas Venture Associates XI, L.P., a Delaware limited partnership (“AVA XI LP”), (iii) Atlas Venture Associates XI, LLC, a Delaware limited liability company (“AVA XI LLC” and together with Atlas XI and AVA XI LP, the “Fund XI Reporting Persons”), (iv) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVO I”), (v) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”), (vi) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVO I and AVAO LP, the “Opportunity Fund Reporting Persons”), (vii) Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVO II”), (viii) Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and (ix) Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVO II and AVAO II LP, the “Opportunity Fund II Reporting Persons” and together with the Fund XI Reporting Persons and Opportunity Fund Reporting Persons, the "Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence

300 Technology Square, 8th Floor
Cambridge, Massachusetts 02139

Item 2(c)	Citizenship

Each of Atlas XI, AVA XI LP, AVO I, AVAO LP, AVO II and AVAO II LP is a Delaware limited partnership. Each of AVA XI LLC, AVAO LLC and AVAO II LLC is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number

23954D 109

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: Atlas XI is the record owner of 6,008,534 shares of Common Stock. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of Atlas XI, AVA XI LP and AVA XI LLC has shared voting and dispositive power over the shares held by Atlas XI. As such, each of Atlas XI, AVA XI LP and AVA XI LLC may be deemed to beneficially own the shares held by Atlas XI.

Amount beneficially owned: AVA XI LP is the record owner of 39,284 shares of Common Stock. AVA XI LLC is the general partner of AVA XI LP. Each of AVA XI LP and AVA XI LLC has shared voting and dispositive power over the shares held by AVA XI LP. As such, each of AVA XI LP and AVA XI LLC may be deemed to beneficially own the shares held by AVA XI LP.

Amount beneficially owned: AVO I is the record owner of 793,116 shares of Common Stock. AVAO LP is the general partner of AVO I and AVAO LLC is the general partner of AVAO LP. Each of AVO I, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVO I. As such, each of AVO I, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVO I.

CUSIP No. 23954D 109	Page 12 of 14 Pages

Amount beneficially owned: AVAO LP is the record owner of 793 shares of Common Stock. AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVAO LP. As such, each of AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVAO LP.

Amount beneficially owned: AVO II is the record owner of 766,667 shares of Common Stock. AVAO II LP is the general partner of AVO II and AVAO II LLC is the general partner of AVAO II LP. Each of AVO II, AVAO II LP and AVAO II LLC has shared voting and dispositive power over the shares held by AVO II. As such, each of AVO II, AVAO II LP and AVAO II LLC may be deemed to beneficially own the shares held by AVO II.

(b) Percent of class: Each of the Fund XI Reporting Persons may be deemed to beneficially own 6.9% of the Issuer’s outstanding Common Stock.

Each of the Opportunity Fund Reporting Persons may be deemed to beneficially own 0.9% of the Issuer’s outstanding Common Stock.

Each of the Opportunity Fund II Reporting Persons may be deemed to beneficially own 0.9% of the Issuer’s outstanding Common Stock.

These percentages are calculated based upon 87,042,933 outstanding shares of Common Stock of the Issuer as of November 1, 2023, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 6, 2023.

Collectively, the Reporting Persons beneficially own an aggregate of 7,608,394 shares of Common Stock, which represents 8.7% of the Issuer's outstanding Common Stock. The Fund XI Reporting Persons, the Opportunity Fund Reporting Persons and the Opportunity Fund II Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: None of the Reporting Persons have the sole power to direct the vote of the Common Stock.

(ii) Shared power to vote or to direct the vote: Atlas XI shares power to vote or direct the vote of 6,008,534 shares of Common Stock.

Each of AVA XI LP and AVA XI LLC shares power to vote or direct the vote of 6,047,818 shares of Common Stock.

AVO I shares power to vote or direct the vote of 793,116 shares of Common Stock.

Each of AVAO LP and AVAO LLC shares power to vote or direct the vote of 793,909 shares of Common Stock.

Each of the Opportunity Fund II Reporting Persons shares power to vote or direct the vote of 766,667 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of: None of the Reporting Persons have the sole power to dispose or to direct the disposition of the Common Stock.

(iv) Shared power to dispose or to direct the disposition of: Atlas XI shares power to dispose or to direct the disposition of 6,008,534 shares of Common Stock.

Each of AVA XI LP and AVA XI LLC shares power to dispose or to direct the disposition of 6,047,818 shares of Common Stock.

CUSIP No. 23954D 109	Page 13 of 14 Pages

AVO I shares power to dispose or to direct the disposition of 793,116 shares of Common Stock.

Each of AVAO LP and AVAO LLC shares power to dispose or to direct the disposition of 793,909 shares of Common Stock.

Each of the Opportunity Fund II Reporting Persons shares power to dispose or to direct the disposition of 766,667 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 23954D 109	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

ATLAS VENTURE FUND XI, L.P.

By: Atlas Venture Associates XI, L.P., its general partner
By: Atlas Venture Associates XI, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE ASSOCIATES XI, L.P.

By: Atlas Venture Associates XI, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE ASSOCIATES XI, LLC

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE OPPORTUNITY FUND I, L.P.

By: Atlas Venture Associates Opportunity I, L.P., its general partner
By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, L.P.

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, LLC

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE OPPORTUNITY FUND II, L.P.

By: Atlas Venture Associates Opportunity II, L.P., its general partner
By: Atlas Venture Associates Opportunity II, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE ASSOCIATES OPPORTUNITY II, L.P.

By: Atlas Venture Associates Opportunity II, LLC, its general partner

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

ATLAS VENTURE ASSOCIATES OPPORTUNITY II, LLC

By:	/s/ Ommer Chohan
Name:	Ommer Chohan
Title:	CFO

EXHIBITS

A:	Joint Filing Agreement (Incorporated by reference to Exhibit A to the Schedule 13G/A, filed with the Securities and Exchange Commission on February 14, 2023)